Mail Stop 4561



							December 23, 2008


By U.S. Mail and Facsimile (312) 609-5005

Mr. Fred Abdula
Chairman
Northern States Financial Corporation
1601 N. Lewis Avenue
Waukegan, Illinois 60085


Re: 	Northern States Financial Corporation
Draft Preliminary Proxy Statement on Schedule 14A
      File No. 000-19300


Dear Mr. Abdula:

      We have completed our review of your filing. We have no further comments at this time.


						Sincerely,



						William C. Friar
						Senior Financial Analyst


cc:	Jennifer Durham King, Esquire
      Vedder Price P.C.
      222 North LaSalle Street
      Chicago, Illinois 60601